Prospectus Supplement No. 2	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 3, 2022)	Registration Statement No. 333-265347

VACASA, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 3, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-265347). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in Item 5.02 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2022 (the “Report”), which is set forth below. No other information contained in the Report is intended to update, amend or supplement, and such information is not deemed to be a part of, the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Vacasa, Inc.’s Class A common stock is listed on the Nasdaq Global Select Market under the symbol “VCSA.” On August 23, 2022, the closing price of our Class A common stock was $4.83.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 24, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 19, 2022

Vacasa, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41130	87-1995316
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 NW 13th Avenue Portland, OR 97209
(Address of Principal Executive Offices) (Zip Code)

(503) 345-9399

(Registrant’s telephone number, including area code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.00001 per share	VCSA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

CEO Transition

On August 22, 2022, following a succession planning process, the board of directors (the “Board”) of Vacasa, Inc. (including its subsidiaries, the “Company”) appointed Robert W. Greyber as the Chief Executive Officer of the Company (and, in such capacity, as the Company’s principal executive officer and president), effective September 6, 2022 (the “CEO Commencement Date”), to succeed Matthew Roberts in this executive officer position. Mr. Roberts provided notice to the Company on August 19, 2022 of his resignation from the Board effective 11:59 p.m. Eastern Time on September 5, 2022. Mr. Roberts’s resignation from the Board is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On August 22, 2022, the Board also appointed Mr. Greyber to the Board to fill the vacancy resulting from Mr. Roberts’ departure, effective upon the CEO Commencement Date and subject to his commencement of service as the Company’s Chief Executive Officer. Mr. Greyber will serve as a Class I director with a term expiring at the Company’s annual meeting of stockholders to be held in 2025 and until his successor has been duly elected and qualified or until his earlier death, disqualification, resignation or removal. Pursuant to that certain Stockholders Agreement, dated as of December 6, 2021, by and among the Company and certain entities affiliated with Silver Lake, certain entities affiliated with Riverwood Capital, certain entities affiliated with Level Equity Management, TPG Pace Solutions Sponsor, Series LLC and Mossytree, Inc. (collectively, the “Stockholders”), as amended, Mr. Greyber was designated to serve on the Board by the Stockholders holding a majority of the Company’s Class A common stock, Class B common stock and Class G common stock held by all Stockholders.

Mr. Greyber, age 52, previously held various senior level positions with Expedia Group and with Egencia, a leading digital corporate travel platform previously owned by Expedia Group from March 2004 to April 2020, including most recently as Egencia's President from May 2009 to April 2020 where he was responsible for Egencia’s global strategy, brand, technology and operations and served on the Expedia Group senior executive leadership team. Since February 2022, Mr. Greyber has served on the board of directors of Favrit, a private company, and previously served on the board of directors of Despegar.com, Corp., a leading Latin American online travel company, from April 2015 to August 2017. Mr. Greyber also briefly served as Chief Executive Officer and as a member of the board of directors for an unconsummated special purpose acquisition vehicle in 2021. Mr. Greyber received a B.A. in English Literature from the University of Maryland, College Park, and a M.B.A. from the University of Chicago, Booth School of Business.

Greyber Offer Letter, Equity Awards, and Change in Control and Retention Agreement

The Company entered into an employment offer letter with Mr. Greyber that provides for the terms and conditions of his employment as Chief Executive Officer of the Company. The offer letter provides that Mr. Greyber will be paid an annual base salary of $600,000 and be eligible for an annual performance bonus targeted at 100% of his base salary.

Subject to his commencement of service with the Company on the CEO Commencement Date, Mr. Greyber will be granted an award of restricted stock units (“RSUs”) and an award of performance stock units (“PSUs”) under the Company’s 2021 Incentive Award Plan. Each RSU and PSU represents the right to receive one share of the Company’s Class A common stock upon vesting. The number of RSUs and PSUs underlying each award will be determined by dividing $6,250,000 by the trailing average closing trading price of a share of the Company’s Class A common stock over the 25 consecutive trading days ending on and including August 18, 2022.

The award of RSUs will vest as to 25% of the total RSUs on the first anniversary of the CEO Commencement Date, and as to 1/16th of the total RSUs on each quarterly anniversary thereafter, subject to Mr. Greyber’s continued service with the Company through the applicable vesting date. The award of PSUs will vest upon the satisfaction of both service-based and performance-based conditions. The service-based condition will be satisfied as to 1/16th of the total PSUs on each quarterly anniversary of the CEO Commencement Date, subject to Mr. Greyber’s continued service with the Company through the applicable date. The performance-based condition will be satisfied upon the achievement of certain stock price targets, which are achieved when the trailing 45 trading day average closing trading price of a share of the Company’s Class A common stock equals or exceeds a stock price target during the term of the award. The performance-based condition consists of four tranches with the following stock price targets:

Tranche	Stock Price Target	Percentage of Total PSUs Satisfying Performance- Based Condition
1	$7.50	16%
2	$10.00	16%
3	$12.50	32%
4	$15.00	36%

Except in limited circumstances, Mr. Greyber must continue in service with the Company on each date a stock price target is met for the corresponding tranche to satisfy the performance-based condition. Any PSUs that have not satisfied the performance-based condition as of the seventh anniversary of the CEO Commencement Date will be forfeited. In the event of a change in control of the Company, any then-unmet stock price target may be achieved based on the price per share to be paid to Company stockholders in connection with the change in control transaction. If Mr. Greyber’s employment with the Company is terminated by the Company without “cause” or Mr. Greyber resigns for “good reason” (each as defined in the Change in Control and Retention Agreement discussed below), or terminates due to Mr. Greyber’s death or disability, then, (i) subject to Mr. Greyber’s (or his estate’s) delivery of a general release of claims in favor of the Company, the service-based condition will be deemed satisfied as to 100% of the PSUs, and (ii) for any PSUs subject to then-unmet performance-based conditions, in certain circumstances such PSUs will remain outstanding and eligible to vest upon satisfaction of a stock price target for a period of up to 43 trading days following Mr. Greyber’s termination date. Additionally, while employed, commencing in 2023 Mr. Greyber will be eligible to participate in the Company’s annual refresh equity award program, under which he would be eligible to receive an award of RSUs and an award of PSUs under the Company’s 2021 Incentive Award Plan. The number of RSUs and PSUs underlying each refresh award will be determined by dividing $1,500,000 by the trailing average closing trading price of a share of the Company’s Class A common stock over the 20 consecutive trading days ending with the trading day immediately preceding the grant date. If the time-vesting schedule for a refresh award will be less than four years, then the target $1,500,000 value of the award will be proportionally reduced. Each refresh RSU award will vest over a period not to exceed four years, with quarterly vesting dates. Each refresh PSU award will have performance metrics and other terms that are consistent with the refresh PSU awards granted to the Company’s other senior executives for the applicable year.

Mr. Greyber’s offer letter also provides that he will be eligible for severance benefits under a Change in Control and Retention Agreement with the Company (the “CIC Agreement”). If Mr. Greyber’s employment with the Company is terminated by the Company without “cause” or he resigns for “good reason” (each as defined in the CIC Agreement), he will be eligible to receive the following: (i) a lump sum payment equal to the sum of (A) 12 months’ base salary, (B) his target annual bonus for the year of termination, (C) his pro-rated target annual bonus for the year of termination, and (D) any earned but unpaid annual bonus for the year before the year in which the termination occurs; (ii) reimbursement for the cost of up to 12 months of healthcare continuation coverage; and (iii) if such termination occurs within the period beginning three months before a change in control of the Company and ending on the date following the change in control on which all equity awards that were held by Mr. Greyber immediately before the change in control that vest solely based on continued service over time would become fully vested assuming service continues (such period, the “CIC Period”), 100% vesting acceleration for all equity awards that vest solely based on continued service over time (including for this purpose the portion of any equity award with performance-based vesting conditions for which the performance condition has already been met such that such portion of the award vests solely based on continued service over time) (the “Vesting Acceleration”). Additionally, if Mr. Greyber’s employment with the Company terminates due to his death or disability during the CIC Period, he will be eligible for the Vesting Acceleration. All of the foregoing benefits are subject to Mr. Greyber’s (or his estate’s) delivery of a release of claims in favor of the Company.

The foregoing descriptions of Mr. Greyber’s offer letter and CIC Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which will be filed as exhibits to the Company’s next quarterly report on Form 10-Q.

In connection with his appointment, Mr. Greyber will also enter into the Company’s standard form of indemnification agreement for directors and officers and an at-will employment, confidential information, non-competition, non-solicitation and invention assignment agreement.

Roberts Separation Agreement and Release

In connection with Mr. Roberts’s departure, the Company entered into a Separation and Release Agreement with him (the “Separation Agreement”), which provides that his employment with the Company will end on the CEO Commencement Date. The Separation Agreement also provides for the separation benefits that Mr. Roberts is eligible for under his Change in Control and Retention Agreement with the Company and outstanding equity award agreements. Subject to Mr. Roberts delivering a release of claims in favor of the Company, he will be eligible to receive the following: (i) a lump sum payment equal to 12 months’ base salary; (ii) reimbursement for the cost of up to 12 months of healthcare continuation coverage; (iii) accelerated vesting of 280,200 of his outstanding RSUs; and (iv) accelerated vesting of 404,732 of his outstanding PSUs.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which will be filed as an exhibit to the Company’s next quarterly report on Form 10-Q.

Item 7.01.	Regulation FD Disclosure.

On August 24, 2022, the Company issued a press release announcing the Company’s executive and director changes, a copy of which is furnished as Exhibit 99.1 to this Report.

The information contained or incorporated in this Item 7.01 of this Report, including Exhibit 99.1, is being furnished, and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press release of Vacasa, Inc. dated August 24, 2022.
104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VACASA, INC.

By:	/s/ Lisa Jurinka
Name:	Lisa Jurinka
Title:	Chief Legal Officer and Secretary

Date: August 24, 2022

Exhibit 99.1

Vacasa Appoints Rob Greyber as Next Chief Executive Officer

Seasoned Travel and Technology Executive to Lead Premier Vacation Rental Management Platform in Next Phase of Growth

PORTLAND, Ore. (August 24, 2022) — Vacasa (Nasdaq: VCSA), North America’s leading vacation rental management platform, today announced the appointment of Rob Greyber as Chief Executive Officer effective September 6. Greyber joins Vacasa with 20 years of experience building and leading companies in the travel and technology industries. He recently served as President of Egencia, a corporate travel business previously owned by Expedia Group (Nasdaq: EXPE), which is the fourth largest travel management company in the world.

Greyber is succeeding current CEO Matt Roberts in a succession planning process that commenced earlier this year.

“On behalf of the Board, we are pleased to welcome Rob to Vacasa. Rob’s passion for the travel industry, coupled with his track record of driving sustainable, profitable growth, make him the ideal leader for Vacasa’s next chapter,” said Jeff Parks, Chairman of Vacasa’s Board and Co-founder and Managing Partner of Riverwood Capital. “We are grateful for Matt’s leadership through a critical time for the business and for helping the company meaningfully expand its scale and leadership position. His contributions have significantly improved the trajectory of the business.”

Roberts joined Vacasa’s Board in November 2018 and was appointed interim CEO in February 2020. At the request of the Board, he assumed the full time CEO role in May 2020 to lead the company through the global pandemic. During his tenure, Roberts helped Vacasa achieve a nearly four-fold increase in Gross Booking Value, led the strategic acquisition of TurnKey Vacation Rentals and took Vacasa public in December 2021.

“I’m proud of what we’ve accomplished to date as I pass the reins to Rob as the company’s next CEO. Based on the strength of the business, our leadership team and our positive momentum, this is the right time to make this transition. I look forward to Vacasa’s continued success under Rob’s leadership,” said Roberts.

Greyber served as President of Egencia from 2009 to 2020, where he oversaw every aspect of the business, leading a team of over 6,000 and setting strategy and product direction as it became one of the top travel management companies globally. During his tenure, he successfully positioned Egencia as a leading SaaS platform, expanded the business from five to 65 countries across the Americas, Europe, the Nordics and Asia-Pacific, and helped the company achieve six-fold revenue growth while growing EBITDA from breakeven to $110 million annually.

"I am excited for the opportunity to lead the deeply talented Vacasa team. Having spent my career building companies that employ technology to create durable, compounding competitive advantages, it is clear to me that Vacasa is incredibly well-positioned,” said Greyber. “As an innovative leader in a fast-growing category with real momentum and scale, and the technology to back it up, Vacasa is in an enviable position to drive profitable growth by delivering best-in-class products and services to homeowners and guests alike.”

“Guided by Rob and the management team, we believe Vacasa will continue to lead the vacation rental industry in technology innovation, quality of service and growth,” said Joerg Adams, Managing Director of Silver Lake and Chair of Vacasa’s Nominating Committee, which led the executive search process. “Rob’s proven track-record of leading digital platforms combined with his deep product orientation in the travel technology space will accelerate this dynamic, thriving organization.”

About Rob Greyber

Rob Greyber served as President of Egencia, the business travel division previously owned by Expedia Group (Nasdaq: EXPE) from 2009 to 2020, where he was responsible for setting corporate strategy and overseeing global operations. Greyber joined Expedia as Vice President, Partner Services Group and was responsible for all aspects of Expedia’s relationships with airline partners in North America. Prior to Expedia, Greyber served in senior operating roles at several venture-backed technology businesses based in San Francisco. Before that, Greyber was an associate with Deutsche Bank’s Mergers and Acquisitions group in Hong Kong. He started his career as a systems engineer at Electronic Data Systems (EDS), which served as the foundation for his career in the technology industry. Greyber holds an MBA from the University of Chicago Booth School of Business with concentrations in finance and accounting, and a Bachelor of Arts degree, with honors, in English literature from the University of Maryland, College Park.

About Vacasa

Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience by integrating purpose-built technology with expert local and national teams. Homeowners enjoy earning significant incremental income on one of their most valuable assets, delivered by the company’s unmatched technology that adjusts rates in real time to maximize revenue. Guests can relax comfortably in Vacasa’s 35,000+ homes across more than 400 destinations in North America, Belize and Costa Rica, knowing that 24/7 support is just a phone call away. In addition to enabling guests to search, discover and book its properties on Vacasa.com and the Vacasa Guest App, Vacasa provides valuable, professionally managed inventory to top channel partners, including Airbnb, Booking.com and Vrbo.

For more information, visit https://www.vacasa.com/press.

Forward-Looking Statements

Certain statements made in this press release are considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect Vacasa’s current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements.

Due to known and unknown risks, actual results may differ materially from Vacasa’s expectations and projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: Vacasa’s ability to achieve profitability; Vacasa’s ability to manage and sustain its growth; the effects of the coronavirus (COVID-19) pandemic, including as a result of new strains or variants of the virus, on Vacasa’s business, the travel industry, travel trends, and the global economy generally; the effects of global economic and capital markets conditions, such as rising energy prices, inflation and interest rates, on Vacasa’s business, the travel industry, travel trends, and the global economy generally; Vacasa’s expectations regarding its financial performance, including its revenue, costs, and Adjusted EBITDA; Vacasa’s ability to attract and retain homeowners and guests; Vacasa’s ability to compete in its industry; Vacasa’s expectations regarding the resilience of its model, including in areas such as domestic travel, short-distance travel, and travel outside of top cities; and other risks and uncertainties described under the heading “Risk Factors” of Vacasa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as any such factors may be updated by its other reports filed with the SEC, which are accessible on the SEC’s website at www.sec.gov and the investors section of Vacasa’s website at investors.vacasa.com.

All forward-looking statements speak only as of the date of this press release and, except as required by applicable law, Vacasa has no obligation to update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.